SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

February 17, 2005

NNO – TSX

NTO – Amex

NORTHERN ORION RESOURCES INC. ANNOUNCES CLOSING OF $125

MILLION “BOUGHT DEAL” FINANCING
COMMENCEMENT OF TRADING OF WARRANTS

(all figures in Canadian dollars unless otherwise stated)

Northern Orion Resources Inc. (the “Company”) has closed its 'bought deal' short form prospectus offering of units ("Units").  A total of 34,250,000 Units were sold at a price of $3.65 for aggregate gross proceeds of $125,012,500.  Each Unit consists of one common share and one-half of one common share purchase warrant (the "Warrants").  The Warrants were issued pursuant to the terms of a Warrant Indenture dated effective February 17, 2005.  Each whole Warrant will entitle the holder to subscribe for one additional common share at a price of $6.00 and will expire at 4:00 p.m. on February 17, 2010.

The Warrants will commence trading at market opening today under the symbol "NNO.WT.A.”

The offering was made through a syndicate of investment dealers co-led by GMP Securities Ltd. and Canaccord Capital Corporation, and including Orion Securities Ltd. and Salman Partners Ltd.

The net proceeds of the offering will be used for further development of the Company's wholly owned Agua Rica Project and for general corporate purposes.  Subsequent to the offering, the Company will have approximately $173 million in cash.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

“David Cohen”

David Cohen, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Northern Orion Resources Inc.

Investor Relations 1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

February 17, 2005

By:_   /s/David W. Cohen______________
David W. Cohen
President and Chief Executive Officer